SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2005 and 2004

CIGNA 401(k) PLAN TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3
Notes to Financial Statements	4
Supplemental Schedule
Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
   the CIGNA 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 28, 2006

CIGNA 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2005	2004
	(In thousands)
Assets

Investments (see Notes 4 and 5)	$2,408,658	$2,266,133

Employer contributions receivable	9,681	7,514

Dividends receivable	84	95

Net assets available for benefits	$2,418,423	$2,273,742

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2005	2004
	(In thousands)
Investment income

Net appreciation in fair value
of investments (see Note 4)	$169,679	$182,247

Interest	50,751	47,618

Dividends	311	1,542

Net investment income	220,741	231,407

Contributions

Employee contributions	94,907	96,902

Employer contributions	39,723	39,125

Rollover contributions	5,074	4,259

Total contributions	139,704	140,286

Benefits paid to participants	(215,764)	(232,238)

Net increase	144,681	139,455

Net assets available for benefits
Beginning of year	2,273,742	2,134,287

End of year	$2,418,423	$2,273,742

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only. A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the CIGNA 401(k) Plan Summary Plan Description and Prospectus. Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Corporate Benefit Plan Committee (Committee) is the primary Plan fiduciary. The Committee is comprised of several members of CIGNA's management. The Committee delegates responsibility for administration of the Plan to the Plan Administrator, a CIGNA employee, and for most financial management responsibility to CIGNA's Chief Financial Officer (CFO). The Plan Administrator and CFO, in turn, have contracted with Prudential Retirement Insurance and Annuity Company for most administrative, recordkeeping and asset management functions. A group of CIGNA financial and benefits management employees monitors the Plan’s investment objectives and performance of the Plan’s investment options.

Investments

The Plan’s investment options include a fixed group annuity contract (the Fixed Income Fund), which is a benefit-responsive investment contract, that provides an annual fixed rate of interest, subject to change at any time (may not be less than 1.5%); the CIGNA Stock Fund that invests in CIGNA common stock; and separate accounts that invest in a variety of underlying funds. The Plan also provides several custom fund investment options which combine the Fixed Income Fund and separate accounts. Participants may transfer assets among the investment options, subject to certain restrictions. See Note 2 and Note 4 for additional information.

Employee Contributions

The Plan permits participants to make tax-deferred contributions by payroll deduction, to a maximum of 25% of the participant’s eligible earnings. Tax-deferred contributions are also referred to as "employee contributions." Employee contributions may be invested in any combination of investment options offered by the Plan. Employee contributions are subject to certain limitations to comply with the Internal Revenue Code of 1986, as amended (IRC).

A participant who attains age 50 before the end of a plan year may qualify to make additional tax-deferred contributions (called catch-up contributions) for that year, to a maximum of 25% of eligible earnings. Catch-up contributions are subject to certain limitations to comply with the IRC.

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

contributions. The Plan provides for two kinds of matching contributions - a regular match and a variable match. These matching contributions are collectively referred to as "employer contributions."

The regular matching contribution is an automatic contribution that is equal to 50% of the participant’s employee contributions, up to 6% of the participant’s eligible earnings. Any employee contributions in excess of 6% of a participant’s eligible earnings are not matched by CIGNA. Catch-up contributions are not matched by CIGNA. For most participants, half of the regular matching contributions is invested in the CIGNA Stock Fund. The portion of matching contributions which are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions.

The variable matching contribution is an annually-determined discretionary contribution that may be up to 2% of a participant’s eligible earnings and is automatically invested in the CIGNA Stock Fund. For the years ending December 31, 2005 and 2004, the variable matching contributions were approximately $9.7 million and $7.5 million, respectively.

Effective March 2005, the Plan was amended to allow participants to transfer any automatically-invested (i.e. nonparticipant-directed) employer contributions and related investment results, out of the CIGNA Stock Fund and into any other Plan investment option at any time, subject to any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E). Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Vesting

Employee contributions and related investment earnings are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service and are fully vested after five years. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee’s attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Upon termination of a participant’s employment, unvested employer contributions and related investment earnings are forfeited. Forfeited amounts are used to reduce future employer contributions. In 2005 and 2004, employer contributions were reduced by forfeited amounts of approximately $1.4 million and $1.2 million, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence. The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by PRIAC or CGLIC. Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Trustee

As of December 31, 2005, Prudential Bank & Trust, FSB, was the Trustee for the Plan. As of December 31, 2004, Mellon Bank N.A. was the Trustee for the Plan.

Note 2- Sale of CIGNA's Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business to Prudential Financial, Inc. (Prudential) and Prudential Retirement Insurance and Annuity Company (PRIAC), a Prudential subsidiary, became the Plan’s record keeper and service provider. As a result of the sale, Plan participants who became employees of Prudential became 100% vested in their Plan accounts.

Separately on January 1, 2005, PRIAC replaced Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary, as the insurer under the CGLIC fixed annuity contract and replaced CGLIC separate accounts with investment options having the same investment objectives and guidelines. Since then, CGLIC’s role regarding the Plan has been limited to that of a participating employer.

Note 3 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Plan investments are reported at fair value. The fair value of the Fixed Income Fund (see Note 4) is approximate to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon its quoted market price. Fair value of separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized when earned. Dividends are recognized on the declared date of record.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Benefits are recorded when paid.

Note 4 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	As of December 31,
	2005	2004
	($ in thousands)
Fixed Income Fund
(contract interest rate: 4.45% and 4.1%, respectively)	$1,147,991	$1,135,061
CIGNA Stock Fund (3,330,625 and 3,766,040 shares, respectively)	$372,031	$307,205
Dryden S&P 500 Index Fund	$212,269	$218,595

The CIGNA Stock Fund included nonparticipant-directed investments of $126.0 million at December 31, 2005 and $100.6 million at December 31, 2004 (see Note 5).

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	For the Years Ended December 31,
	2005	2004
	(In thousands)
CIGNA common stock	$110,939	$95,140
PRIAC separate accounts and custom funds	58,740	-
CGLIC separate accounts and custom funds	-	87,107
Net appreciation	$169,679	$182,247

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 - Nonparticipant-Directed Investments

The following presents information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments. (See Note 1 for additional information):

	As of December 31,
	2005	2004
	(In thousands)
Net Assets:
CIGNA Stock Fund	$126,028	$100,624
Employer contributions receivable	9,681	7,514
Dividends receivable	29	31
	$135,738	$108,169

	For the Years Ended December 31,
	2005	2004
	(In thousands)
Changes in Net Assets:
Contributions	$21,623	$21,840
Dividends and interest	343	705
Net appreciation in fair value of investments	37,954	30,207
Benefits paid	(11,466)	(9,332)
Loan activity (net of repayments)	(1,956)	(1,323)
Transfers to participant-directed investments (net of transfers in)	(18,929)	(5,077)
Net increase	$27,569	$37,020

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Tax Status

The Internal Revenue Service has determined and informed CIGNA by a letter dated August 11, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. Management believes the Plan is designed and currently operating in compliance with the applicable requirements of the IRC.

Note 7 - Related Party Transactions

As disclosed in Note 2, on April 1, 2004, PRIAC became the Plan’s record keeper and service provider and manages several of the investment options available under the Plan. On January 1, 2005, Prudential Bank & Trust, FSB became the Trustee of the Plan. Prior to April, 1, 2004, there were transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, were exempt from detailed reporting under Title I of ERISA. During 2004, investments in CGLIC’s separate accounts represented investments for which CGLIC had fiduciary responsibility. Investment in the Fixed Income Fund represented participation in the general account assets of CGLIC.

The CIGNA Stock Fund invests in CIGNA common stock. During the year ended December 31, 2005, the Plan purchased shares of CIGNA common stock for approximately $52 million, sold shares of CIGNA common stock for approximately $98 million, and experienced net appreciation of approximately $111 million. During the year ended December 31, 2004, the Plan purchased shares of CIGNA common stock for approximately $55 million, sold shares of CIGNA common stock for approximately $78 million, and experienced net appreciation of approximately $95 million.

Note 8 - Litigation

In December 2002 and February 2003, two lawsuits asserting violations of ERISA were filed against CIGNA and certain of its officers in the U.S. District Court for the Eastern District of Pennsylvania by individuals who sought to represent a class of participants in the Plan who allegedly suffered losses on investments in CIGNA stock. These two lawsuits were consolidated.

In September 2005, the Court approved a settlement agreement that resolved all of the plaintiffs’ claims. The settlement imposed no costs on the Plan and had no effect on the Plan's financial condition.

CIGNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 9 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2005
(In thousands)

	Identity		Current
	of Party	Description	Value
*	PRIAC	Fixed Income Fund (contract interest rate: 4.45%)	$1,147,991

*	CIGNA	CIGNA Stock Fund
		CIGNA common stock (cost, $227,221)	372,031

*	PRIAC	Dryden S&P 500 Index Fund	212,269

*	PRIAC	Small Cap Value / Perkins, Wolf, McDonnell Fund	84,061

*	PRIAC	Large Cap Growth / Goldman Sachs Fund	78,019

*	PRIAC	Small Cap Growth / TSCM Fund
		(formerly: Small Cap Growth / TimesSquare Fund)	72,056

*	PRIAC	Barclays Extended Equity Market Index Fund	60,390

*	PRIAC	Mid Cap Value / Wellington Mgmt Fund	51,448

*	PRIAC	Mid Cap Blend / New Amsterdam Partners Fund	44,412

*	PRIAC	Large Cap Value / Wellington Mgmt Fund	41,659

*	PRIAC	SSGA Daily EAFE SL Series - CL T Fund
		(formerly: State Street Global Advisors EAFE Index Fund)	32,925

*	PRIAC	International Blend / Boston Co. Fund	32,531

*	PRIAC	Mid Cap Growth / Artisan Partners Fund	26,538

*	PRIAC	High Yield Bond / Caywood-Scholl Fund	22,369

*	PRIAC	International Growth / Artisan Partners Fund	16,515

*	PRIAC	CIGNA Custom 40 Fund	14,816

*	PRIAC	Large Cap Value / Aronson+Johnson+Ortiz Fund
		(formerly: Large Cap Value / John A. Levin & Co. Fund)	13,427

*	PRIAC	CIGNA Custom 50 Fund	12,714

*	PRIAC	CIGNA Custom 30 Fund	10,892

*	PRIAC	Large Cap Growth / Wellington Mgmt. Fund
		(formerly: Large Cap Growth / RCM Fund)	9,151

*	PRIAC	CIGNA Custom 20 Fund	7,621

*	PRIAC	CIGNA Custom 60 Fund	5,692

*	Participant Loans	(interest rate: 3.44% to 8.97%; maturities 2006-2015)	39,131

		Total assets held for investment purposes	$2,408,658

*	indicates party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 29, 2006	By: /s/ John Arko
John Arko
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith